Exhibit 12.1

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007	2006	2005
Excluding interest on deposits

Income before income taxes	23,063	37,367	9,100	12,261	13,577	13,789	14,048
Fixed charges
Interest on short-term borrowings & long-term debt	489	739	1,099	2,392	2,141	1,884	1,609
one-third of net rental expense	486	413	208	144	141	138	123
Total fixed charges	975	1,152	1,307	2,536	2,282	2,022	1,732
Income from operations before income taxes and fixed charges	24,038	38,519	10,407	14,797	15,859	15,811	15,780
Fixed charges, as above	975	1,152	1,307	2,536	2,282	2,022	1,732
Preferred stock dividends (pretax) (1)	1,084	1,659	1,600	-	-	-	-
Fixed charges including preferred stock dividends	2,059	2,811	2,907	2,536	2,282	2,022	1,732
Ratio of earnings to fixed charges and preferred stock dividend requirements	11.67	13.70	3.58	5.84	6.95	7.82	9.11

Including interest on deposits

Fixed charges including preferred stock dividends, as above	2,059	2,811	2,907	2,536	2,282	2,022	1,732
Add: Interest on deposits	9,492	11,091	12,920	18,442	22,669	16,557	9,957
Total fixed charges including preferred stock dividends and interest on deposits	11,551	13,902	15,827	20,978	24,951	18,579	11,689
Income from operations before income taxes and fixed charges, as above	24,038	38,519	10,407	14,797	15,859	15,811	15,780
Add: Interest on deposits	9,492	11,091	12,920	18,442	22,669	16,557	9,957
Total income from operations before income taxes, fixed charges and interest on deposits	33,530	49,610	23,327	33,239	38,528	32,368	25,737
Ratio of earnings to fixed charges and preferred stock dividend requirements	2.90	3.57	1.47	1.58	1.54	1.74	2.20

(1) The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements